UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  JULY 15, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND DSM ANNOUNCE PER.C6(R) LICENSING AGREEMENT WITH SYMPHOGEN FOR
POLYCLONAL ANTIBODY PROTEIN PRODUCTION

LEIDEN/SITTARD, THE NETHERLANDS, JULY 15, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and allied contract manufacturer DSM Biologics announced today that they have signed a PER.C6(R) research license agreement with Danish biotechnology company Symphogen A/S. This license agreement allows Symphogen to evaluate and use the PER.C6(R) cell line for production of its proprietary recombinant polyclonal antibodies, known as symphobodies.

Symphogen has opted to evaluate the PER.C6(R) cell line for use with Sympress(TM), its proprietary expression platform, for consistent manufacturing of its symphobody compositions.

Under the terms of the agreement, Symphogen will pay a signing fee and annual maintenance fees. Further financial details are not disclosed.

"We are very pleased that Symphogen has chosen to evaluate the PER.C6(R) cell line for the manufacturing of its symphobody compositions," said Crucell CEO Dr Ronald Brus. "This agreement further validates the quality of our cell line technology and we look forward to working with Symphogen."

Dr John Haurum, Chief Scientific Officer at Symphogen, added: "We have chosen to test the PER.C6(R) cell line based on reports of its high expression yields. Our existing expression system is producing commercially viable yields but we are always looking for ways to improve production efficiency."

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The Company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The Company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is a leading contract manufacturer of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. The company has an exclusive license to use the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. Established in 1986, DSM Biologics operates two manufacturing facilities, one in Groningen, the Netherlands (ca. 550 liters fermentor capacity and 2,400 m2) and one in Montreal, Quebec, Canada (ca. 6,000 liters fermentor capacity and presently 6,500 m2).

ABOUT SYMPHOGEN

Symphogen A/S is a biotechnology company pioneering therapeutic products based on natural human antibodies for the treatment and prevention of human disease. Using its proprietary technologies, Symphogen aims to develop and eventually market unique antibody-based products that mimic the diversity, affinity, and specificity of the natural human immune system. Antibody drug candidates are generated using the SymplexTM technology and the selected lead candidate may be polyclonal or monoclonal, depending on the nature of the target. The Company applies its proprietary expression platform, the SympressTM technology, for consistent manufacturing of recombinant polyclonal antibody compositions. Symphobodies offer a number of advantages over current plasma-derived immunoglobulins and monoclonal antibody therapies for the treatment of diseases characterized by complex target antigens, such as those found in infectious diseases, allergy, transplant rejection, and cancer. For more information, please visit www.symphogen.com.

CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY

Crucell believes it has a duty to inform (potential) investors and other stakeholders about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States.


For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

DSM Biologics
Marcel Lubben
Global Licensing Manager
Tel. + 31 (0)46 47 73343
Fax. + 31 (0)46 47 73179
marcel-m.lubben@dsm.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     JULY 15, 2005                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer